TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 22, 2020

Dear Sir/ Madam,

Sub: Press Release

Please find enclosed the press release titled 'Daimler and Infosys Announce Strategic Partnership to Drive Hybrid Cloud-powered Innovation & IT Infrastructure Transformation in the Automotive Sector' for your information and records.

This information will also be hosted on the Company's website, at www.infosys.com.

Thanking you,

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

DAIMLER

Infosys®

Daimler and Infosys Announce Strategic Partnership to Drive Hybrid Cloud-powered Innovation & IT Infrastructure Transformation in the Automotive Sector

- *Pivotal partnership for the automotive industry. Daimler IT deepens its focus on software engineering and collaborates with Infosys to innovate and transform its IT infrastructure*
- *Provide agile, open, scalable and smart hybrid cloud infrastructure leveraging Infosys Cobalt and leading cloud providers, to accelerate Daimler's multi-cloud journey*
- *Joint goal to develop a persona-driven, cognitive, anytime, anywhere AI-powered workplace & service-desk*

Stuttgart, Germany and Bengaluru, India – December 22, 2020: Daimler AG and Infosys (NYSE: INFY), today announced a long-term strategic partnership for a technology-driven IT infrastructure transformation. After the receipt of all regulatory approvals, Daimler AG will transform its IT operating model and infrastructure landscape across workplace services, service desk, data center, networks and SAP Basis together with Infosys. The partnership will enable the company to deepen its focus on software engineering and to establish a fully scalable on-demand digital IT infrastructure and anytime-anywhere workplace. The collaboration will empower Daimler to strengthen its IT capabilities, and Infosys, its automotive expertise.

As software becomes modular, digital infrastructure continues to play an important role in defragmentation. Daimler will work towards a model that ensures a robust IT infrastructure across its plants and regions, and supports consolidation of its data centers, scaling its IT operations, and bringing innovations to the fore. Some of the key deliverables from this partnership include:

- A smart hybrid cloud, leveraging Infosys Cobalt and leading cloud providers, accelerating the multi-cloud journey with a focus on open source adoption
- A carbon neutral solution, by consolidating and rationalizing data centers across all regions
- Standardized technology stack by bringing in an ecosystem of best of breed partners
- Creation of a state of the art Zero Trust network with seamless technology upgrades
- Persona-driven and cognitive, AI powered anytime-anywhere workplace solution that empowers the end-users

As a part of this partnership, automotive IT infrastructure experts based out of Germany, wider Europe, the U.S. and the APAC region will transition from Daimler AG to Infosys. Infosys is well placed to realize this

transition as an expert having integrated more than 16,000 employees through other partnerships in recent years with a high acceptance, retention and satisfaction rate. The transfer will also enable Infosys to bolster and grow its automotive business, while offering Daimler employees strong prospects for long-term career growth and development.

“We are excited about this partnership and the opportunity to support Daimler AG’s automotive vision. As we embark on this journey, we will bring together capabilities, ecosystems and a hybrid cloud infrastructure that will shape new experiences for Daimler AG and the industry at large. Infosys has deep expertise in helping our clients across the globe navigate their digital journeys, and as part of this strategic partnership, we look forward to setting a new standard for the automotive industry,” said **Salil Parekh, Chief Executive Officer, Infosys.**

Talking about the partnership, **Jan Brecht, Chief Information Officer, Daimler and Mercedes-Benz,** said, “Software becomes modular and IT infrastructure becomes big. Daimler will take three steps at once to transform its IT infrastructure: consolidation, scaling and modernization. We need to think infrastructure beyond the size of our company. With Infosys we found a partner to scale, to innovate and to speed up. Moreover, this is a strategic partnership for Daimler’s IT capabilities and Infosys’ automotive expertise. Infosys wants to grow with us in the automotive industry, which gives career opportunities for our employees. With this partnership, Daimler also strengthens its overall technology investment and partnership strategy.”

Daimler at a glance

Daimler AG is one of the world's most successful automotive companies. With its Mercedes-Benz Cars & Vans, Daimler Trucks & Buses and Daimler Mobility divisions, the Group is one of the leading global suppliers of premium cars and one of the world's largest manufacturer of commercial vehicles. Daimler Mobility offers financing, leasing, fleet management, investments, credit card and insurance brokerage as well as innovative mobility services. The company founders, Gottlieb Daimler and Carl Benz, made history by inventing the automobile in 1886. As a pioneer of automotive engineering, Daimler sees shaping the future of mobility in a safe and sustainable way as both a motivation and obligation. The company's focus therefore remains on innovative and green technologies as well as on safe and superior vehicles that both captivate and inspire. Daimler continues to invest systematically in the development of efficient powertrains – from high-tech combustion engines and hybrid vehicles to all-electric powertrains with battery or fuel cell – with the goal of making locally emission-free driving possible in the long term. The company's efforts are also focused on the intelligent connectivity of its vehicles, autonomous driving and new mobility concepts. Daimler regards it as its aspiration and obligation to live up to its responsibility to society and the environment. Daimler sells its vehicles and services in nearly every country of the world and has production facilities in Europe, North and South America, Asia and Africa. In addition to Mercedes-Benz, the world's most valuable luxury automotive brand (source: Interbrand study, 20 Oct. 2020), and Mercedes-AMG, Mercedes-Maybach and Mercedes me, its brand portfolio includes smart, EQ, Freightliner, Western Star, BharatBenz, FUSO, Setra and Thomas Built Buses as well as the brands of Daimler Mobility: Mercedes-Benz Bank, Mercedes-Benz Financial Services and Daimler Truck Financial. The company is listed on the Frankfurt and Stuttgart stock exchanges (ticker symbol DAI). In 2019, the Group had a workforce of around 298,700 and sold 3.3 million vehicles. Group revenues amounted to €172.7 billion and Group EBIT to €4.3 billion.

Further information on Daimler is available at www.media.daimler.com and www.daimler.com

About Infosys
Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor
Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact:
Dena Tahmasebi, +44 7970926571, dena.tahmasebi@infosys.com
Dora Constantinita, +49 (0) 160 860 38 38, dora.constantinita@daimler.com